Rule 424(b)(3)

File No. 333-158252

PROSPECTUS SUPPLEMENT

To Prospectus Dated April 17, 2009

This prospectus supplement relates to the prospectus dated April 17, 2009, including the provisions relating to the resale, from time to time of up to 3,810,850 shares of Common Stock (“Shares”) of Allied Nevada Gold Corp. by the selling stockholders named in the base prospectus or in any amendments or supplements thereto. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the base prospectus.

This prospectus supplement provides supplemental information to the Prospectus concerning Selling Stockholders. On page 13 of the Prospectus, the discussion under the caption “Selling Stockholders” is supplemented as follows:

SELLING STOCKHOLDERS

The following table sets forth certain revised information for some of the Selling Stockholders and substitutes certain Selling Stockholders, as follows: (i) the name of the Selling Stockholders, (ii) the number and percentage of shares of common stock beneficially owned by each Selling Stockholder, (iii) the maximum number of shares of common stock which may be offered by this Prospectus for the account of each Selling Stockholder, and (iv) the amount and percentage of shares of common stock that would be owned by each Selling Stockholder after completion of the offering, assuming the sale of all of the common stock which may be offered by this Prospectus.

Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(1)	Number of Shares Offered(2)	Shares Owned After Offering(2)	Percentage of Shares owned After Offering
Lucio Baldini	5,500	*	2,100	3,400	*
Exploration Capital Partners 2000, LP(3)	100,000	*	100,000	-0-	*
OTA LLC(4)	748,900	1.3%	748,900	-0-	*
RBC Dain Rauscher CFBO Beverly P. Jones, IRA	1,200	*	1,200	-0-	*

*Represents less than one percent of the outstanding common stock.

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(1)	All percentages are based on 57,741,556 Shares issued and outstanding on May 5, 2009.
(2)

This table assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Shareholders are not required to sell their shares. See “Plan of Distribution” on page 19 of the Prospectus.

(3)

Arthur Richards Rule has investment control and voting control over the securities held by Exploration Capital Partners 2000 Limited Partnership (“Exploration Capital 2000”), by virtue of his positions as President and a director of Resource Capital Investment Corporation (“Resource Capital”), which is the General Partner of Exploration Capital Partners 2000. Resource Capital is 100% owned by the Rule Family Trust u/d/t 12/17/98 (the “Rule Trust”), of which Mr. Rule is co-Trustee. Mr. Rule also has investment control and voting control over an additional 238,200 shares of Allied Nevada common stock owned by Exploration Capital Partners 2006 Limited Partnership, whose General Partner is Resource Investment Management Corporation (“Resource Investment”), of which Mr. Rule is President and a director. The Trust also owns 100% of Resource Investment. Mr. Rule and the Rule Trust are also owners of Global Resource Investments Ltd. (“Global Resource”), which was one of two Finders that received finder’s fees in connection with the private placement. The General Partner of Global Resource is Rule Investments, Inc. (“Rule Investments”), which is 100% owned by the Rule Trust. Global Resource is a registered broker-dealer. Exploration Capital 2000, which is accordingly an affiliate of Global Resource by virtue of common ownership and control by Mr. Rule and the Trust, purchased the Units in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute any component of the Units at the time of purchase. Beneficial ownership as of May 29, 2009, based upon information provided to us by the Selling Stockholder.

(4)

Ira M. Leventhal has investment control and voting control over the securities held by OTA LLC. OTA LLC has advised us that it is a registered broker-dealer, who did not receive its shares of our common stock as part of compensation for services rendered to us. As such, OTA LLC is considered by the Securities and Exchange Commission to be an underwriter with respect to the 748,900 shares of our common stock held by OTA LLC and being offered in this offering. See “Plan of Distribution.” Beneficial ownership as of June 17, 2009, based upon information provided to us by the Selling Stockholder.

The foregoing table has been revised to reflect the transfer in the amounts indicated to OTA LLC from the following Selling Shareholders that were listed in the Prospectus dated April 17, 2009: Lucio Baldini (1,300 warrants); Stephen F. Barcia & Maria G. Barcia JTWROS (3,000 warrants); P. Patrick Beathard (5,000 warrants); Marvin Berkman (10,000 warrants); Douglas Casey (25,000 warrants); Andrew R. Cobb (3,400 warrants); Crestview Capital Partners, LLC (100,000 warrants); Exploration Capital Partners 2000, LP (565,000 warrants); RBC Dain Rauscher CFBO Beverly P. Jones, IRA (8,800 warrants); David Lambard (5,800 warrants); Ben Miller (8,000 warrants); Jonathan Miller (6,000 warrants); RBC Dain Rauscher CFBO James W Pate IRA (4,000 warrants); RBC Dain Rauscher CFBO Brent L. Wilkins, IRA (3,000 warrants). Each warrant is exercisable for the same number of Shares at the price of Cdn$5.75 per share. As a result of these transfers, OTA LLC is added in the foregoing table as a Selling Stockholder, the holdings of Lucio Baldini, Exploration Capital Partners 2000, LP and RBC Dain Rauscher CFBO Beverly P. Jones, IRA have been adjusted, and the other listed transferees are removed as Selling Stockholders.

Prospectus Supplement

Dated June 23, 2009